Exhibit 16.1

June 9, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Citi Trends, Inc. and subsidiary, and under the date of April 14, 2021, we reported on the consolidated financial statements of Citi Trends, Inc. and subsidiary as of January 30, 2021 and February 1, 2020 and for the years ended January 30, 2021, February 1, 2020, and February 2, 2019. On June 3, 2021, we were dismissed. We have read Citi Trends, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 9, 2021, and we agree with such statements except that (1) we are not in a position to agree or disagree with Citi Trends, Inc.’s statement that the change was at the direction of and approved by the Audit Committee of the Board of Directors and (2) we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP